14047626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 42417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ally Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Beaton 603-379-2478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Renaissance Center, Suite 3900	Detriot	MI	48243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DO 3/25/14

OATH OR AFFIRMATION

I, Daniel Beaton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ally Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

BETSY COTTER
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
MY COMMISSION EXP. SEPT. 18, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Ally Securities LLC

(A Wholly Owned Subsidiary of Ally Financial Inc.)

Statement of Financial Condition
December 31, 2013
Filed Pursuant to 17a-5(e)(3) as a Public Document, and
Independent Auditors' Report

ALLY SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3900
200 Renaissance Center
Detroit, MI 48243
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Ally Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Ally Securities LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ally Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As more fully discussed in Note 1 to the statement of financial condition, the Company is a wholly owned subsidiary of Ally Financial Inc., and has extensive transactions and relationships with Ally Financial Inc. and its consolidated subsidiaries.

Deloitte + Touche LLP

February 28, 2014

ALLY SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS	
Cash	$ 36,754,091
Prepaid assets	21,875
TOTAL ASSETS	$ 36,775,966
LIABILITIES AND EQUITY	
LIABILITIES	
Legal and regulatory liabilities	$ 11,061,726
Payable to affiliates	6,337,453
Accrued expenses	121,033
Total liabilities	17,520,212
EQUITY	
Member's equity	271,000,966
Accumulated deficit	(251,745,212)
Total equity	19,255,754
TOTAL LIABILITIES AND EQUITY	$ 36,775,966

See notes to audited financial statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Ally Securities LLC (the "Company"), a limited liability company under the laws of the State of Delaware and a member of the Financial Industry Regulatory Authority, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Ally Financial Inc. ("Ally").

The Company conducts private placements of securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships on a best-efforts basis, for promoting reinsurance activities of affiliated entities. The Company does not earn revenue from these transactions nor does the Company maintain custody of such securities or customer funds.

The Company has extensive transactions and relationships with Ally and its consolidated subsidiaries. As a result of these arrangements, the Company's financial statement is not necessarily indicative of what the financial condition and accumulated deficit would have been if the Company had not been operating under these affiliate arrangements.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates and assumptions. In order to prepare the financial statement in accordance with GAAP, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant, including the estimate of legal and regulatory liabilities, are discussed in the *Legal and regulatory liabilities* section below. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Payable to affiliates. Payable to affiliates represents unsettled balances related to certain transactions with affiliates. See Note 3 for more information.

Legal and regulatory liabilities. Liabilities for legal and regulatory matters are established when those matters present loss contingencies that are both probable and estimable. In cases where we have an accrual for losses, it is our policy to include an estimate for probable and estimable legal expenses
related to the case. If, at the time of evaluation, the loss contingency related to a legal or regulatory matter is not both probable and estimable, we do not establish an accrued liability. We continue to monitor legal and regulatory matters for further developments that could affect the requirement to establish a liability or that may impact the amount of a previously established liability.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

There may be exposure to loss in excess of any amounts recognized. For certain other matters where the risk of loss is determined to be reasonably possible, estimable, and material to the financial statement, disclosure regarding details of the matter and an estimated range of loss is required. The estimated range of possible loss does not represent our maximum loss exposure. Financial statement disclosure is also required for matters that are deemed probable or reasonably possible, material to the financial statement, but for which an estimated range of loss is not possible to determine. While we believe our legal and regulatory liabilities are adequate, the outcome of legal and regulatory proceedings is extremely difficult to predict and we may settle claims or be subject to judgments for amounts that differ from our estimates.

Income Taxes. Ally and its subsidiaries are taxable entities subject to U.S. federal, state, and foreign taxes. The Company joins Ally and its subsidiaries in the filing of a consolidated U.S. federal income tax return as part of the Agreement for the Allocation of United States Federal Income Taxes ("Tax Agreement") between the Company and Ally. Under the Tax Agreement, the Company's tax provision is determined as if the Company were filing a separate U.S. federal income tax return, including an alternative minimum tax calculation. The Company then pays to, or receives from, Ally an amount, which may be adjusted, if Ally's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return. State taxes are recorded as if the Company files on a stand alone basis. The Company is not subject to any foreign taxation.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities, if any, are recognized for future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their corresponding tax bases. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The monetary effect that any change in tax rates has on deferred tax assets and/or liabilities is recognized in the statement of operations in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, the Company is more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

3. RELATED PARTY TRANSACTIONS

Ally and Ally Insurance provide the Company administrative services, including equipment rental, data processing, maintenance and other corporate services. An expense sharing agreement has been executed between the Company, Ally and Ally Insurance.

Payable to affiliates as of December 31, 2013 of $6,337,453 primarily relates to unsettled funds associated with legal fees incurred by Ally on behalf of the Company.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. During the year ended December 31, 2013, the Company computed its net capital under the aggregate indebtedness standard which requires a minimum net capital requirement of the greater of $5,000 or 1/15th of

aggregate indebtedness and requires that the rate of aggregate indebtedness to net capital not exceed 15 to 1, as

NET CAPITAL REQUIREMENTS (CONTINUED)

defined. As of December 31, 2013, the Company's net capital of $19,233,879, exceeded its required net capital by $18,065,864 and the Company's ratio of aggregate indebtedness to net capital was 0.91 to 1.

5. INCOME TAXES

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

Deferred tax assets:	
Loss carryforwards	$ 100,447,574
Legal Reserves	4,492,113
Gross deferred tax asset	104,939,687
Valuation allowance	(104,939,687)
Total net deferred tax asset	$ -

As of December 31, 2013, a valuation allowance has been established against the deferred tax asset because the Company has determined that it is not more likely than not that such tax assets will be realized.

As of December 31, 2013, the Company had federal and state net operating loss carryforwards of $247,151,690. These net operating loss carryforwards expire in the years 2029 - 2033.

There were no unrecognized tax benefits as of December 31, 2013.

6. CONTINGENCIES

The Company may become subject to potential liability under various governmental or non-governmental proceedings, claims, and legal actions that may be asserted against it. Given the inherent difficulty of predicting the outcome of potential litigation and regulatory matters, it is generally very difficult to predict what the eventual outcome will be, and whether such matters will be initiated, and if so, how such matters would be resolved. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for any such claims. As of the date of this filing, there is no pending material litigation against the Company.

The Company may become involved from time to time in reviews, investigations, and proceedings (both formal and informal), and information-gathering requests, by governmental agencies. Such requests requests include subpoenas from each of the SEC, and the Department of Justice ("DOJ"). The subpoenas and document requests from the SEC covered a wide range of mortgage-related matters, and the subpoenas received from the DOJ include a broad request for documentation and other information in connection with its investigations of potential fraud and other potential legal violations related to mortgage-backed securities, as well as the origination and/or underwriting of mortgage loans.

7. SUBSEQUENT EVENTS

The Company has evaluated for subsequent events through the date of issuance of the financial statement on February 28, 2014.

* * * * * *